SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For April 29, 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes X  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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Schulte-Noelle at Allianz Annual General Meeting:
Unsatisfactory result for 2002 must remain an isolated event / Group aims to achieve a significant improvement in operating earnings for 2003

Henning Schulte-Noelle, Chairman of the Board of Management of Allianz AG, was optimistic at the Annual General Meeting in Munich that the company would succeed in achieving a significant improvement in the operating result during the current year. He commented that this assessment was based on the restructuring measures that had been introduced at Dresdner Bank, ongoing improvement in the combined ratio for property and casualty business, and continuation of strong growth in the life insurance sector. Uncertainties remained in the light of developments in the capital markets and the economic environment, which could impact negatively from write-downs on securities and loan loss provision. In general, the Group had to be in a position to generate profits independently from the development of the capital markets. "Back to basics", i.e. focusing on operating business, is the slogan for the future.

For Schulte-Noelle, the Annual General Meeting marked the handover of the Chairmanship of the Board of Management to Michael Diekmann. Schulte-Noelle described fiscal year 2002 as an unsatisfactory and disappointing year: "There is no positive gloss to be applied here: this result must remain an isolated event. We have learned the right lessons from this experience." He continued that the accumulation of financial burdens from environmental catastrophes, the collapse in the capital markets, and the depressed economy had left a deep impression in the consolidated result that concluded with a loss of 1.2 billion euros. In addition, the costs and risks in some divisions had not been adapted quickly and consistently enough to changes in the economic environment. By contrast, he also saw positive developments. The Group was deriving significant benefit from the strong demand for quality providers in the insurance market. Strength in fixed-income investments was rated as a particularly positive factor. The integrated financial services provider had been accepted by customers and had produced substantial increases in joint sales already in the first year.

2002 was therefore "an ambivalent, but not a wasted year", according to Schulte-Noelle: "We laid groundwork of fundamental importance and began numerous initiatives. Their common aim is: reinstatement of profitability." Schulte-Noelle cited the following initiatives, which are to be continued during the course of 2003:

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-    Turnaround programs were successfully initiated in areas with unsatisfactory profitability. Costs were reduced, tough goals were formulated and new people were recruited to take on management functions. This program had already yielded its first successes, notably at Dresdner Bank, Fireman's Fund and Allianz Global Risks where the industrial insurance business of the Group is bundled.

- Internal procedures had been tightened, complexity reduced and risk management significantly improved.

- Unprofitable business areas and markets had been abandoned, for example in the Philippines.

- Premiums and prices had been adjusted to take account of the increased risks and had been accepted by the market.

- The proportion of equities had been further reduced and the existing portfolio protected to a large degree by hedging measures.

- The capital measures already introduced during the autumn of last year had considerably strengthened the capital base. This secured important competitive advantages and opportunities for growth. The current capital increase of 4.4 billion euros had been positively accepted by the market. This underlines the ongoing trust that capital markets put in Allianz.

Schulte-Noelle emphasized that "back to basics" formed the background to all these initiatives, i.e. focusing on operating business. The Group wants to operate profitably over the long term, even if there is no significant improvement in the capital markets and economic growth continues weak. As far as property insurance is concerned, this means that the combined ratio will become the key parameter. In the area of life insurance, continuous review of the policyholder dividend and its adaptation to a level that can be financed over the long-term were central issues. And the new realities in banking business would be leading to even stricter cost management and risk oriented credit management.

Schulte-Noelle reiterated his conviction that the takeover of Dresdner bank had been the right strategic step. The overwhelming majority of customers liked receiving financial products from a single source. Schulte-Noelle: "Compared to the old cooperation model, business with life insurance policies in the bank branches has doubled, and business in the non-life sector has quadrupled. The changing market environment and customer behavior during the last year has underlined the advantages of a broad and flexible product line and distribution under one roof."

For the first three months of the current fiscal year, Schulte-Noelle indicated that further improvements were anticipated in operating business: Allianz was confident that the combined ratio in property and casualty insurance was already below 100 percent in the first quarter of 2003. He continued that the growth trend in life insurance products was continuing especially with investment-oriented products. Current indications were that a significant improvement in the operating result was expected at Dresdner Bank.

However, earnings performance in the first quarter of 2003 would continue to be negatively impacted by the sustained high level of write-downs on securities amounting to around 0.8 billion euros. Substantial restructuring expenses also needed to be taken into account still, as well as the fact that no notable net gains on disposal had been booked. Full figures were being published on May 16.


Munich, April 29, 2003

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements:
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ALLIANZ AKTIENGESELLSCHAFT



                                     By:    /s/ Dr. Reinhard Preusche
                                          --------------------------------------
                                           Dr. Reinhard Preusche
                                           Group Compliance



                                     By:    /s/ Dr. Giovanni Salerno
                                          --------------------------------------
                                           Dr. Giovanni Salerno
                                           Group Compliance


Date:      April 29, 2003


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